Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet, the Connected Nursery Ecosystem, Provides Full Year 2020 Financial
Results and Corporate Update

Strong Year-Over-Year Revenue Growth Driven by the Continued Adoption of Owlet Technology

Recent Highlights

•	Full year 2020 revenues of $75.4 million, a 51% increase from 2019.
•	2020 gross margin was 47.6%, compared with 46.0% the previous year.
•	Operating loss in 2020 declined 59% year-over-year to $(7.0) million.
•
Announcements of former Livongo CEO Zane Burke joining the Board of Directors, and of Jim Fidacaro joining as Healthcare General Manager, bolstering the Company’s digital health and telehealth initiatives.

•	In 2020, the Company made investments in new products and services to help drive future growth in its connected ecosystem.
•	In February, Owlet entered into a business combination agreement with Sandbridge Acquisition Corporation.

Lehi, UT— April 5, 2021 - Owlet Baby Care Inc. (“Owlet” or the “Company”), the connected nursery ecosystem that delivers data-driven technology to modern parenting, recently disclosed 2020 financial results and provides a recap of recent corporate activity.

“Over 1.5 million parents have trusted Owlet to be their partner since we first started selling the Owlet Smart Sock in 2015.  2020 was a pivotal year all around for Owlet, including the release of the next generation Smart Sock, with great results both financially and with customer satisfaction,” said Kurt Workman, Owlet’s Co-Founder and Chief Executive Officer.  “The release of our new online platform Dream Lab and continued growth of the Owlet Cam in 2020 were tremendous accomplishments and additional catalysts for the momentum we are bringing into 2021.”

“Owlet is well positioned to capture the trend of healthcare moving to the edge, a move that was accelerated by the COVID-19 pandemic during the past year. The Company’s products provide parents with accurate, real-time data about their babies in the comfort of their own home,” said Lior Susan, Founding Partner of Eclipse Ventures and Owlet’s Chairman. “Enthusiastically embraced by users, Owlet’s products are fast becoming indispensable components of the modern, connected nursery, and offer parents a peace of mind not previously available to the average consumer.  The company’s strong revenue growth in 2020 demonstrates a convergence of Owlet’s high-quality product and robust market demand. We are committed to continuing to enhance our products as part of our ongoing goal to provide parents with a better understanding of their baby’s needs.”

About Owlet

Owlet was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel more calm and confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

Additional Information and Where to Find It

In February, Owlet entered into a definitive merger agreement in February with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company.

Sandbridge has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge are contained in the proxy statement/prospectus for the proposed business combination.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events. For example, statements regarding the expected future operating and financial performance and market opportunities of Owlet are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States; changes in applicable laws or regulations; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID 19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Sandbridge’s registration statement on Form S-4 and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Media Relations

Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380

Jane Putnam
jputnam@owletcare.com

Investor Relations
Mike Cavanaugh
Westwicke, an ICR company
mike.cavanaugh@westwicke.com
(617) 877-9641